Exhibit 4.1.6

21 October 2004

Mr Peter Hodgson

17/530 Collins St

Melbourne

Dear Peter

On behalf of Australia and New Zealand Banking Group Limited (“ANZ”), I am pleased to formally advise you of your appointment to the position of Chief Risk Officer.

This letter sets out the terms of your employment, and constitutes your employment agreement with ANZ (“employment agreement”).  This employment agreement replaces all existing agreements, arrangements, or understandings between you and ANZ.  (References to ANZ include any corporation related to ANZ under the Corporations Act 2001.)

1                                         Position, Reporting Arrangements and Location

Your position is Chief Risk Officer reporting to John McFarlane, Chief Executive Officer and located at 32/100 Queen St, Melbourne.

Your position is at Senior Executive Group level.  ANZ may, at its discretion, change your position, reporting arrangements, duties and location on giving you reasonable notice, following consultation with you, and taking into account career considerations and personal circumstances.

2                                         Operative Date

This employment agreement, and your obligations under it, will commence on 1 December 2004.  It does not affect your continuity of service for the purposes of leave entitlements and other employment benefits.

3                                         Remuneration

The details of your remuneration are set out in the Schedule.  The Schedule forms part of this employment agreement.

4                                         Leave

4.1                               Annual Leave

You will receive 4 weeks’ contracted hours paid annual leave for each completed year of paid service with ANZ.  You are required to take your full annual leave entitlement of 4 weeks over the course of each ANZ financial year (1 October to 30 September), 2 weeks of which must be taken consecutively.  (ANZ policy requires that you are absent for at least 10 consecutive business days per annum.)

At the end of each ANZ financial year, ANZ will deem you to have taken your full 4 weeks’ annual leave.  Accordingly, there will be no positive accrual of this leave and your annual leave balance at 1 October each year will never be more than your balance at 1 October of the previous year, or zero whichever is greater.

4.2                               Sick Leave

You may take sick leave in accordance with standard arrangements applicable to all ANZ employees.  Any untaken part of this entitlement is cumulative from year to year.  In the event of prolonged illness, ANZ may decide at its discretion to provide you with sick leave in excess of your sick leave entitlements.  You are not entitled to any payment for unused sick leave when your employment with ANZ ends.

4.3                               Parental Leave

You may take parental leave in accordance with standard arrangements applicable to all ANZ employees.

4.4                               Long Service Leave

You are eligible for 13 weeks’ long service leave after completing 15 years of continuous service, and a further 8.66 weeks’ leave for each subsequent 10 completed years of continuous service.  You may access long service leave on a pro-rata basis after 10 completed years of continuous service.

5                                         Ownership of Intellectual Property and Trade Secrets

All inventions, discoveries, computer software processes and improvements made by you during your employment with ANZ remain the property of ANZ.

By signing this employment agreement, you:

•                  assign to ANZ all proprietary rights including all ownership rights and copyright and the exclusive right to develop, make, use, sell, license or otherwise benefit from any inventions, discoveries, processes and improvements, made by you within the scope of your employment with ANZ; and

•                  agree to execute any further document that is necessary or desirable to give full effect to your obligations under this clause 5.

6                                         Values and Ethical Standards

ANZ has developed guiding values and expects you to actively ensure they are an integral part of the way that you, and those who report to you, carry out duties within ANZ.

ANZ expects you to further ANZ’s objectives and reputation and faithfully and diligently to perform your duties, exercise your powers, and manage with integrity and respect all matters concerning ANZ employees and customers.

ANZ also has certain ethical standards that you are required to maintain.  In particular, you must not in any way, either directly or indirectly, be or become engaged, concerned or interested in any business whether as principal, partner, director, agent, promoter or beneficiary except that of ANZ.  This requirement may be waived at ANZ’s discretion by a written consent signed by the Chief Executive Officer.

7                                         Conduct

You must at all times act honestly and in a manner that is consistent with the status of your position with ANZ.  You indemnify ANZ against any loss or damage it suffers as a result of any dishonest act by you, or any wilful misconduct in carrying out your duties.

8                                         Policies and Procedures, Performance Management Plans

8.1                               Policies and Procedures

ANZ has policies and procedures that apply to your employment.  These policies and procedures may be amended by ANZ from time to time.  They are not incorporated into or otherwise included in your contract of employment with ANZ, including this employment agreement.

8.2                               Performance Management Plans

Performance management plans will be developed in consultation with you and may be reviewed and varied during the performance period.

9                                         Confidential Information

You must not disclose or use in any manner (except in the proper course of your employment, by compulsion of law, or on the written direction of an authorised officer of ANZ or its auditors) any information about ANZ, its customers or its affairs which you acquire during your employment with ANZ, unless the information is already legitimately in the public domain.  You must also take all reasonable and necessary precautions to maintain the confidentiality and secrecy of any of this information, and prevent its unauthorised disclosure by any other person or entity. This obligation continues after your employment with ANZ ends.

You must also return to ANZ on request or immediately your employment with ANZ ends:

•                  all books, papers, documents and other property which belong or relate to ANZ, its customers or its affairs, and any copies of such documents; and

•                  any vehicle, computer hardware or software, key, security pass or other property that belongs to ANZ.

10                                  Restraint

You must not at any time, either during your employment with ANZ or for 6 months after your employment with ANZ ends (or for such lesser time as a court may deem reasonable), either on your own account or for or jointly with any other person solicit, interfere with or attempt to entice away from ANZ any person who, at any time within the period of 12 months before the date your employment with ANZ ends, was a customer or employee of, or in the habit of dealing with, ANZ and whom you had direct or indirect contact with, or dealings with or knowledge of, for the purpose of your employment.

You acknowledge that consideration for the restraint is included in your Total Employment Cost (TEC).

11                                  Disciplinary Action

If you fail to comply with the provisions of your employment agreement or any other ANZ performance requirements, ANZ may take disciplinary action which may include suspension with or without pay and, in certain circumstances, termination of your employment with ANZ (see clause 12).

12                                  Termination of Employment

12.1                        Termination Entitlements

Your termination entitlements will depend upon the circumstances of the termination and are set out in this clause 12 and in the Schedule. These will be the only entitlements paid to you upon the termination of your employment with ANZ.

12.2                        Resignation

You may terminate your employment for any reason by giving ANZ 3 months’ written notice.  You and ANZ may agree on a lesser period of notice, or ANZ may in its absolute discretion waive the notice period or any part of it.  If ANZ waives the notice period or any part of it, entitlements on termination will include payment in respect of the waived period (calculated on the basis of your Total Employment Cost (TEC), as described in the Schedule).

If, however, ANZ elects not to waive the notice period, ANZ may, during the notice period or any part of it, direct you not to perform all or part of the duties of your position, to cease communication with customers, suppliers, employees and contractors of ANZ and/or not to attend your principal place of work.

12.3                        Termination by ANZ

(a)                                 Termination on Notice

ANZ may terminate your employment for any reason (other than (b) or (c) below) by giving you 12 months’ written notice.  ANZ may elect to pay you in lieu of giving you all or part of the notice period based on your Total Employment Cost (TEC), as described in the Schedule.  Alternatively, ANZ may, during the notice period or any part of it, direct you not to perform all or part of the duties of your position, to cease communication with customers, suppliers, employees and contractors of ANZ and/or not to attend your principal place of work.

(b)                                 Serious Misconduct

ANZ may terminate your employment at any time, without notice, because of your serious misconduct, serious neglect of duty, or serious breach of any of the terms of this employment agreement.  In such circumstances, you will only be entitled to payment of TEC up to the date of termination.

(c)                                  Retrenchment

If ANZ terminates your employment because no suitable position exists for you, you will be entitled to a severance payment equal to 12 months’ TEC or an amount calculated as follows, whichever is the greater:

1)              7 weeks’ notional salary for your first year of service;

2)              Plus 4 weeks’ notional salary for each year for your second to tenth consecutive years of continuous service;

3)              Plus 3 weeks’ notional salary for each year for your eleventh to sixteenth consecutive years of continuous service;

4)              Plus 2 weeks’ notional salary for each subsequent consecutive year of continuous service to a maximum of 25 years including the first;

5)              Plus a pro-rata payment for each completed month of service in your final part year of service, up to and including your 25th year of service.

If a severance payment is made to you under this clause 12.3(c), you will not be entitled to notice or payment in lieu of notice under clause 12.3(a) above.

Your severance payments set out under this clause 12.3(c) will however, be taken to include an amount equal to the minimum notice payments required under the Banking Services – ANZ group – Award 1998.

13                                  Variations to Conditions of Employment

Variations to your employment agreement may be necessary for the fair, efficient and effective administration of ANZ’s business. Accordingly, this employment agreement may be varied by agreement from time to time. Your consent to such variation must not be unreasonably withheld. If your consent is unreasonably withheld, ANZ may give you one month’s written notice that such variation will take effect.

14                                  Relevant law

This employment agreement takes effect under, is governed by and is to be interpreted according to, the law of Victoria.

ANZ provides a challenging and ever-changing job environment and I trust that it will be possible for you to develop and enhance your capabilities within ANZ.  I look forward to your contribution to the opportunities and challenges facing ANZ.

A copy of this employment agreement is enclosed for your records.  Please sign and return the original to me to confirm your acceptance of its terms.

Yours sincerely

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

Shane Freeman

Group General Manager

People Capital and Breakout

SCHEDULE

REMUNERATION ENTITLEMENTS, INCLUDING PAYMENTS

ON TERMINATION

Name:	Peter Hodgson
Title:

Chief Risk Officer

Location:	32/100 Queen St, Melbourne
Reporting To:	John McFarlane
Schedule Issued:

Tbc

		Effective Date:	1 December 2004

This Schedule forms part of your employment agreement.

Your remuneration will be a combination of salary, superannuation and benefits as agreed between you and ANZ from time to time using ANZ’s total employment cost (TEC) methodology. Essentially, TEC is the fixed component of remuneration.  It comprises notional salary (65% of TEC) and mandatory superannuation contributions, with the balance being a flexible component.

Mandatory superannuation contributions are paid in accordance with ANZ’s obligations under legislation as varied from time to time.  If legislative requirements for the payment of mandatory superannuation contributions change, the flexible component of your TEC will be varied accordingly (so that your TEC package remains the same).

The flexible component of TEC can be directed to benefits that are available at ANZ’s discretion in accordance with ANZ’s policy as amended from time to time.  It can be taken as a cash benefit (also referred to as Cashtec) or non-cash benefits (such as motor vehicles, petrol, parking and, if applicable, concessional lending) or a combination of both cash benefit/Cashtec and non-cash benefits.  Any fringe benefits tax that is payable on non-cash benefits will form part of the flexible component of TEC.

Your notional salary, superannuation and cash benefit/Cashtec (if applicable) will be paid fortnightly and non-cash benefits will be provided as applicable.  ANZ will review your TEC annually.

Bonus payments are at the discretion of the Board.

1                                         Total Target Reward

Your Total Target Reward (TTR) is a combination of Fixed Reward – TEC (60% of TTR) plus Variable Reward – Executive Remuneration Scheme (40% of TTR).  Your annualised TTR is $1,000,000.

1.1                               Fixed Reward - TEC

Your TEC package on commencement of work in your new position is $600,000 per annum.

You must take 65% of TEC as notional salary.  The balance, less mandatory superannuation contributions, is a flexible component and can be taken as cash benefit/Cashtec or non-cash benefits or a combination of both.

1.2                               Variable Reward - Executive Remuneration Scheme

Bonus payments under the Executive Remuneration Scheme are subject to business unit and individual performance and are at the discretion of the Board.

Bonuses may be paid as cash or shares or a combination of both.  The Board may, at its discretion, change the ratio of cash to shares.  You must at all times comply with the provisions of ANZ’s Share Trading Policy.

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2                                         Superannuation

Your notional salary is used to calculate your superannuation contributions (if any) and the level of mandatory superannuation contributions.  It is also used to calculate the insured component of your death and total and permanent disablement benefits.  For full details of the ANZ Australian Staff Superannuation Scheme, refer to the member’s booklet.

3                                         Entitlements upon Termination of Employment

Upon termination of employment, you will be entitled to payment for accrued and unused long service leave and annual leave in accordance with the standard arrangements applicable to all ANZ employees.  Payments will be on the basis of your notional salary plus cash benefit/Cashtec.

In addition to any notice or payment under clause 12 of your employment agreement, you will have the following entitlements on the termination of your employment:

•                                          On resignation (see clause 12.2),

you will not be entitled to:

•                  any unvested deferred shares issued to you under the ANZ incentive arrangements;

•                  exercise any options.

•                                          On termination on notice (see clause 12.3(a)),

you will be entitled to:

•                  a Performance Bonus pro-rata to the date of termination;

•                  any deferred shares issued to you as part of a short-term incentive program under this employment agreement or a former employment agreement between you and ANZ;

•                  any deferred shares issued to you, under this employment agreement or a former employment agreement between you and ANZ, as part of a long-term incentive program which have already vested, and any that vest during the notice period;

•                  exercise any options granted to you under this employment agreement or a former employment agreement between you and ANZ, that have already vested, and any that vest during the notice period in accordance with the ANZ Share Option Plan Rules (that is with the Board’s approval or otherwise in accordance with the Rules).

•                                          On termination for serious misconduct (see clause 12.3(b)),

you will not be entitled to:

•                  any vested or unvested deferred shares issued to you under the ANZ incentive arrangements which are held in trust;

•                  exercise any options.

•                                          On retrenchment (see clause 12.3(c)),

you will be entitled to:

•                  any deferred shares issued to you under the ANZ incentive arrangements;

•                  exercise any options in accordance with the ANZ Share Option Plan Rules (that is, with the Board’s approval or otherwise in accordance with the Rules).

•                                          On total and permanent disablement or death,

you or, in the event of death, your estate, will be entitled to:

•                  a Performance Bonus pro-rated to the date of termination;

•                  any deferred shares issued to you under the ANZ incentive arrangements;

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•                  exercise any options in accordance with the ANZ Share Option Plan Rules (that is, with the Board’s approval or otherwise in accordance with the Rules).

4                                         Definitions

For the purposes of this employment agreement:

•                                          total and permanent disablement means:

(a)                                  in circumstances where you are a member of the ANZ Australian Staff Superannuation Scheme (the “Scheme”) or an ANZ-sponsored staff superannuation fund, total and permanent disablement as determined by the trustee of the Scheme or fund;

(b)                                 in circumstances where you are not a member of the ANZ Australian Staff Superannuation Scheme or an ANZ-sponsored staff superannuation fund, such state of physical or mental incapacity as renders you unlikely ever to be able to work again in a job for which you are reasonably qualified by education, training or experience.  Every question of total and permanent disablement will be decided by ANZ after receipt of reports by two qualified medical practitioners approved by ANZ.

•                                          salary means notional salary, which is 65% of TEC.

ACCEPTANCE

I, Peter Hodgson, have read and understood and agree to the terms of employment set out in this employment agreement (including the Schedule).

Name:

Signature:	Date:

/S/ P. Hodgson
Dated: 28/10/04

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